Pingree Mfg L3C

OFFERING STATEMENT



Issuer Name	Pingree Mfg L3c
Doing Business As	Pingree Detroit
Offering Amount	$60,000.00 – $124,000.00
Security Type	Supporter Membership Class B Interests
Price per Unit	$10
Pre-Money Valuation Cap	$1,578,948
Membership Units To Be Sold	6,000 – 12,400 Class B Membership Interests

COMPANY OVERVIEW

Pingree Detroit, founded in 2015, is a triple bottom line design and manufacturing cooperative that hand-makes sustainable footwear, home, pet, and fashion accessories in Detroit with leather and other materials upcycled from the auto industry and beyond.

Company History
Vision:
Employ and develop veterans and local makers to craft quality, sustainable accessories and footwear that make neighborhoods across this country stronger and more self-sufficient.

Mission:
Bring veterans and civilians together to maximize community well-being by creating an environment of resilience through localized, sustainable, community supported production.

Purpose: Accelerate the shift towards a restorative, localized, equitable, hydrocarbon free economy.

In our workshops, Michiganders and Veterans handcraft products that maximize well-being for our customers, the people who make them, our surrounding community, and the environment. We are working to become waste-free, carbon negative, and circular(closed-loop) in our designs and manufacturing.

Together we have the power to reimagine and create the sustainable future we want to see.

PINGREE HISTORY

Pingree Detroit, founded on January 15th 2015, is a triple bottom line design and manufacturing cooperative that hand-makes footwear and home, pet, and fashion accessories in Detroit with leather and other materials upcycled from the auto industry and beyond.
We began as a small group of Veterans and civilians looking to answer our calling to do something to address the root causes of homelessness and unemployment amongst our veteran and civilian neighbors in Detroit and to make neighborhoods stronger and more resilient.

Since our inception we have aimed to play our part in manifesting resilience using employee ownership and community supported production as our strategy.

We began not with a product in mind, rather a goal of creating a business that could make neighborhoods stronger and more resilient. During the fall of 2015 and summer of 2016 we began this journey by doing a listening campaign to identify primary needs and common challenges facing those in our neighborhoods, with an emphasis on Veterans and those with barriers to employment.

This led to us identifying a gap between the provision of basic needs and meaningful, living wage work. So we decided to start a company to make products that were solutions.

Through our outreach networks we have presented our vision and purpose to groups, organizations, and at conferences totaling over 7 million people collectively including on ABC World News Tonight, USA Today, Wall Street Journal, and Footwear news along with 25+ local tv and print spots including Channel 7 Detroit, WDIV Detroit, Fox 2 Local Detroit, MLIVE, and Model D Media, Hour Detroit, WDET, Detroit Free Press, Crains, Wall Street Journal, Metro TImes, DBusiness, WJR, to name a few.

We first began our production in a shared facility in February 1st ,2017, with a orthopedic and prosthetic manufacturer called AnewLife Prostetics, and have been here at 15707 Livernois since January 2020. With your support we aim to purchase this building on a land contract and deepen our roots in this neighborhood.

Sales of our generation 1 totes, key chains, and gen 1 journals direct to customer began in the fall of 2017 and we've grown our product offerings, reach, and team since then to include 30+ different sku's. In October 2018 we launched the first sneakers ever made in Detroit to the general public and sold out of our first 25 pairs of Launch Edition sneakers in 48 hours. We shipped out our 100th pair of sneakers in May 2019. We shipped our 500th pair in 2022. We did $257,000 in revenue in 2021 and $464,340 in 2023. As of January 2024 we have our products in 18 stores across Michigan and Chicago and have done over 500 pop-ups all across the USA. We've collaborated with cross-branded goods with corporate partners including with the Pistons, GM, Magna, Plante Moran, Gordon Food Services, Dodge, Corvette, The Ritz-Carlton, the United States State Department, and many more.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Pingree Mfg L3C workers	Membership	77.00%
Jarret Schlaff	Membership	9.00%

Equity Withheld for Investor Pool	Membership	8.85%
Minority investors	Membership	5.15%

The above is the only ownership outstanding for the company. The ownership interests of a(n) MI Limited Liability Co give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Jarret Schlaff
Title: Co-founder and CEO
Work History: Pingree Detroit full-time.
Biography: Jarret Alan Schlaff is a community rooted solutionary, visionary, and socialpreneur who believes in a world where instead of working to live better than others, we reimagine what's possible when communities organize themselves around everything living well. Mr. Schlaff lives on Detroit's east side in the Charlevoix Villages community and is committed to fostering neighborhood resilience and developing opportunities for sustainable, community driven job creation accessible to all.
Since 2007, he has launched four separate nonprofit projects and organizations currently making an impact in the youth mentorship, environmental justice and food access arenas across Metro Detroit. He was one of 90 leaders selected from across the U.S. as a 2015 Young American Leadership Fellow with Harvard Business School, named an Emerging Leader by the Detroit Chamber of Commerce in 2015, 20/20 Detroit Person of the week in November 2017, in 2020 was awarded the Oakland University, "10 Under 10 Alumni" for outstanding achievements and impact within 10 years of graduation, and most recently was given the 2024 Michigan Recycling Coalition Award of Excellence. He is the Founder and CEO of Pingree Detroit, a worker-owned, community based design and manufacturing cooperative founded in January 2015. In Pingree's Detroit workshop Detroiters and US veterans are paid a living wage to handcraft bags, accessories, urban utility sneakers, pet accessories, and home goods using luxury-grade car seat leather upcycled from the American auto industry.

Denise Rose
Title: Lead sewer and Co-owner
Work History: Full time at Pingree Detroit
Biography: Rayne Rose is a full time maker at Pingree Detroit and is always setting the fashion bar everyday at the shop. She is the lead sewer, trainer, and among the well being managers at the shop.

Eric Rranxburgaj
Title: Facilities Manager, Co-owner and Lead Cutting and Finishing expert
Work History: Full-time at Pingree Detroit.
Biography: Eric is our youngest employee and owner at just 21 years and always raises the bar on quality and hard-work. He oversees all cutting and prep happening for products, is assistant quality control manager and one of the wellbeing managers, and he does the majority of the edge painting and finishing on many of our products.

Stephen Schock
Title: Footwear Designer, Pattern Drafter, Trainer, and Investor
Work History: Full time professor teaching product design and fashion accessories at CCS in Detroit.
Biography: Stephen Schock is one of the designers and co-owners at Pingree Detroit. Stephen is a professor of Product Design at the College for Creative Studies where he has led multidisciplinary student design projects for Nike Inc., Reebok, and New Balance/Warrior. He has nearly 30 years of design experience including Fashion Accessories, Automotive, Medical, Exhibit, Furniture, Graphic, Industrial products and Footwear. He has been awarded the IDEA Gold Medal for Design Excellence and Innovation, awards for

Design Excellence from the ID Annual Design Review, the Design Journal and the Henry Ford Innovation Institute.

Nathaniel Crawford II
Title: VP of Footwear Operations
Work History: Pingree Detroit full time
Biography: Co-owner, Veteran, VP of Footwear Operations
Nate was born and raised in Detroit. Served honorably in the Air Force and is a post 9-11 era Veteran. He was stationed in the Republic of South Korea; Dover, DE; Bagram, Afghanistan & Andrews Air Force Base, MD. His is a talented maker, is the lead trainer and manages the footwear division, loves to draw and design, and is a very positive influence on everyone around him.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

1. You'll support us purchasing our manufacturing building in Detroit on a land contract- $50,000.00 secures the building and gets us some needed repairs to the roof and improved insulation to lower energy bills.
2. We've been working towards launching our Governor Boots since 2018, and with your support, we'll finally have the resources to get some key equipment to make these a reality - Purchasing equipment to make boots: $10,000.00
3. We have a story and mission that more people need to learn about, to support our growth, and while we do over 250 pop-ups and activations each year, for us to grow like we know we can, we need to invest in strategic, targeted, digital marketing. After three quotes from prospective social media partners, we're confident we can generate 3-4x ROI with a budget this year of $28,000 to support our digital marketing and ad spend focusing on our best sellers like our Motown Venue Bag, Adeline 5-in-1 bag, and our footwear.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Purchase our manufacturing building in Detroit on a land contract	$50,000.00
Purchase equipment to make "The Governor" boots	$10,000.00
Digital advertising and marketing for 12 months	$28,000.00
Fractional COO to add capacity to operations for 18 months	$36,000.00
Total	$124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this

could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security

The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an

independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$60,000.00	$124,000.00
Less: Intermediary Fee*	- $4,700.00	- $8,940.00
Net Proceeds	$55,300.00	$115,060.00

* Applied at a marginal-rate based upon amount raised:
Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001 - $250,000 = 6.0%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Pingree Mfg L3C and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Pingree Mfg L3c ("Security Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are Supporter Membership Interests, which we refer to in the "Security Agreement." The security agreement is governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your Supporter Membership Interest will be the amount you invest. The value of a SMI will always be equal to the total amount invested.

- Minimum Investment: A $500 minimum investment is required to purchase Supporter Membership Class B Interests of the Company.

- The SMI provides the investor with the right to receive a pro-rata share on the Investor's Net Savings Pool each fiscal year.

Capitalization Distribution Breakdown Of Net Savings* (Pre-Tax)
Worker Pool % 77.0%
Founder Pool % 9.0%
Investor Pool % 14.0%
Total 100.0%

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- An SMI provides the investor with the right to receive a pro-rata share of the Investor's Net Savings Pool (see chart) each fiscal year.

- SMIs give holders no distribution preference in case the Company is sold, demutualizes or liquidates. They will be entitled to whatever proceeds there are parri passu with all other Member classes, but limited to the extent of their total investment amount.

- SMIs grant holders no voting rights, except on issues that could affect the substantive rights attached to the SMI.

- Should new investors wish to contribute to the Company, the initial investors will have the right to increase their investment amount to maintain their same pro-rata share of the Investors' Net Savings Pool.

- SMI-holders will have the right to vote one of their number to be a member of the Company's Board of Directors.

- SMIs are non-transferable, by sale, bequest, or transfer, except as noted below.

- Investors do not have the right to demand or require that the Company purchase their SMI.

- At the end of four years, the Company has the right, but not the obligation to call the SMI, by providing the SMI-holder with a choice of the following options:
  o Receive a cash payment equal to the amount of the holder's initial investment,
  o Exchange the SMI for a non-voting preferred interest equal in value to the amount invested. The preferred interest will have a target rate of return, a right to distribution before patronage dividends, and a preference on dissolution, or
  o Have the initial investment amount become debt, i.e., be treated as a loan with a specified term and designated rate of return. In each of these cases, the investor will have relinquished his/her right to any further distributions from the Investors' Net Savings Pool.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- ● The Security offered does not have any voting rights.

- ● The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Security will be illiquid (meaning you might not be able to sell it) for four reasons:

- - The Security Agreement prohibits the sale or other transfer of Securities without the Company's consent.
- - If you want to sell your Security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- - Even if a sale were permitted, there is no ready market for Securities as there would be for a publicly-traded company.
- - For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding security agreement. They could also issue other classes of securities with rights superior to those of investors holding security agreement.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

    The company could issue securities with rights superior to those of the security agreement.

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Makers Environment Fund	$95,054.00	5.98%	04/01/2025	$ 469.00
Capital One Business Credit Card	$29,416.00	20%	01/30/2026	$ 799.00
Total Balance	$124,470.00			$1,268.00

The financial information below has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023	2024*
Cash & Equivalents	79,356	53,708	41,783
Accounts Receivable	-	-	-
Fixed Assets	31,338	37,598	33,737
Other Assets	1,295	-	505
TOTAL ASSETS	**111,989**	**91,307**	**76,025**
LIABILITIES & EQUITY			
Accounts Payable	-	-	-
ST-Debt Payable	47,304	20,758	42,105
LT-Debt Payable	94,581	100,862	99,885
TOTAL LIABILITIES	**141,885**	**121,619**	**141,990**
Retained Earnings	-	-	-
Net Income	7,810	3,304	(34,160)
TOTAL OWNER'S EQUITY	**(29,896)**	**(30,313)**	**(65,964)**
TOTAL LIABILITIES & EQUITY	**111,989**	**91,307**	**76,026**

Income Statement

INCOME	2022	2023	2024*
Total Revenue	342,595	464,346	230,713
Cost of Goods Sold	214,084	328,020	189,938
GROSS PROFIT	**128,511**	**136,326**	**40,775**
Operating Expenses	115,116	125,608	71,079
NET INCOME	**7,810**	**3,304**	**(34,160)**

Statement of Cash Flows

	2022	2023	2024*
NET INCOME (LOSS)	7,810	3,304	(34,160)
CASH FLOW ACTIVITIES			
Net Cash from Operations	11,336	(17,111)	(23,241)
Net Cash from Investing	(895)	(11,097)	-
Net Cash from Financing	939	2,560	(2,325)
NET INCREASE (DECREASE) IN CASH	19,191	(22,343)	(59,726)

* - Through 07/31/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	111,989	91,307
Cash & Equivalents	79,356	53,708
Accounts Receivable	-	-
Short-Term Debt	47,304	20,758
Long-Term Debt	94,581	100,862
Revenue	342,595	464,346
Cost of Goods Sold	214,084	328,020
Taxes Paid	-	-
Net Income	7,810	3,304

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      i) at the time of the filing of this offering statement bars the person from:

a) association with an entity regulated by such commission, authority, agency or officer;
b) engaging in the business of securities, insurance or banking;
c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

1.   Term Sheet

This term sheet (hereinafter referred to as the "Term Sheet") is intended solely to facilitate negotiations for potential investment in Pingree Mfg L3C (hereinafter referred to as the "Company"). It is not intended to be a legally enforceable offer or other obligation of any type.

Issuer: Pingree Mfg L3C

Purchasers: Investors

Financing Sought: $15,000—$138,950

Type of Security: Supporter Membership Equity (Atypical Equity Ownership Stake)

$ per 1% of Net Savings*: $15,714

% of Net Savings for $15,000 Min. Investment:** 0.95%

2.   Capitalization

Distribution Breakdown Of Net Savings* (Pre-Tax)

Worker Pool %	77.0%
Founder Pool %	9.0%
Investor Pool %	14.0%
Total	100.0%

Impact Investor Pool

Equity Investor	Value of Equity	% of Investor Pool	% of Net Savings
Private minority investor 1	$15,525	7.1%	0.98%
Private minority investor 2	$15,525	7.1%	0.98%
Private minority investor 3	$50,000	22.7%	3.19%
Available	$ 138,950	63.2%	8.85%
Total Round A Investor Pool	$220,000	100%	14.00%
		Projected 5 Year IRR**	5.0%
		Projected 10 Year IRR**	15.04%

Net savings means net income before taxes, but after all expenses, including contributions, if any, to reserves.

**Returns are highly speculative; see pro-forma financials.

***The Supporter Membership Interest (SMI) will have the following terms, rights and

Conditions:

- SMIs do not represent a typical equity interest in the Company, and do not change in value. The value of the investor's SMI will always be equal to the total amount invested.
- An SMI provides the investor with the right to receive a *pro-rata* share of the Investor's Net Savings Pool (see chart) each fiscal year.
- SMIs give holders no distribution preference in case the Company is sold, demutualizes or liquidates. They will be entitled to whatever proceeds there are *parri passu* with all other Member

classes, but limited to the extent of their total investment amount.

- SMIs grant holders no voting rights, except on issues that could affect the substantive rights attached to the SMI.
- Should new investors wish to contribute to the Company, the initial investors will have the right to increase their investment amount to maintain their same *pro-rata* share of the Investors' Net Savings Pool.
- SMI-holders will have the right to vote one of their number to be a member of the Company's Board of Directors.
- SMIs are non-transferable, by sale, bequest, or transfer, except as noted below.
- Investors do not have the right to demand or require that the Company purchase their SMI.
- At the end of four years, the Company has the right, but not the obligation to call the SMI, by providing the SMI-holder with a choice of the following options:
  - o   Receive a cash payment equal to the amount of the holder's initial investment,
  - o   Exchange the SMI for a non-voting preferred interest equal in value to the amount invested. The preferred interest will have a target rate of return, a right to distribution before patronage dividends, and a preference on dissolution, or
  - o   Have the initial investment amount become debt, *i.e.*, be treated as a loan with a specified term and designated rate of return.

  In each of these cases, the investor will have relinquished his/her right to any further distributions from the Investors' Net Savings Pool.

EXHIBIT B – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

J Schlaff

_____

Jarret Schlaff

Pingree Mfg L3c